NO ACT

16
1-21-16



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15008396

DIVISION OF
CORPORATION FINANCE

February 11, 2016

Thomas E. Laursen
Zions Bancorporation
thomas.laursen@zionsbancorp.com

Act: 1934
Section: 14a-8
Rule: 14a-8 (ODS)
Public
Availability: 2-11-16

Re: Zions Bancorporation
Incoming letter dated January 21, 2016

Dear Mr. Laursen:

This is in response to your letter dated January 21, 2016 concerning the shareholder proposal submitted to Zions by Derek D. Schaefer. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Derek D. Schaefer
*** FISMA & OMB Memorandum M-07-16 ***

February 11, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Zions Bancorporation
Incoming letter dated January 21, 2016

The proposal relates to bank account openings.

There appears to be some basis for your view that Zions may exclude the proposal under rule 14a-8(e)(2) because Zions received it after the deadline for submitting proposals. We note in particular your representation that Zions did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Zions omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ZIONS BANCORPORATION

OFFICE OF THE GENERAL COUNSEL

One South Main | Suite 1100 | Salt Lake City UT 84133-1109
direct: (801) 844-8502

thomas.laursen@zionsbancorp.com

January 21, 2016

Via email to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

RE: Zions Bancorporation
Securities Exchange Act of 1934 – Rule 14a-8
Notice of intention to omit shareholder proposal submitted by Derek D. Schaefer, through J. Michael Schaefer

Ladies and Gentlemen:

This letter is to inform you that Zions Bancorporation ("we" or the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "2016 Proxy Materials") a proposal and statements in support thereof (collectedly, the "Proposal") received from J. Michael Schaefer, purporting to be the agent of a shareholder, Derek D. Schaefer (the "Proponent"). A copy of the Proposal is attached to this letter as Exhibit A.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "SEC") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the SEC; and
- concurrently sent copies of this correspondence to the Proponent at the address set forth in the Proposal.

BASIS FOR EXCLUSION

Exclusion for Procedural Deficiencies – Failure to Submit Timely under Rule 14a-8(e)

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials because the Proponent failed to submit the Proposal in a timely manner as required by Rule 14a-8(e).

Rule 14a-8 requires shareholders to submit proposals for a regularly scheduled annual meeting no later than the deadline set forth in the issuer's proxy statement, provided that such date is calculated in accordance with Rule 14a-8(e)(2).[1] The Company's 2015 proxy statement included the following, under the heading "Shareholder Proposals for 2016 Annual Meeting":

[1] Under Rule 14a-8(e)(2), provided that a company schedules its annual meeting within 30 days of the date of its last annual meeting in the prior year, all shareholder proposals are required to be received by the Company not less than 120 calendar days before the date the Company's proxy statement in connection with the previous year was released to stockholders.

> "Notice of any proposal to be presented by any shareholder, or the name of any person to be nominated by any shareholder for election as a director of the Company at any annual meeting of shareholders, must be delivered to our secretary at least 120 days but not more than 150 days before the date of our proxy statement released to our shareholders in connection with the Annual Meeting for the preceding year. **We must receive proposals from our shareholders on or before December 11, 2015, in order to have such proposals evaluated for inclusion in the proxy materials relating to our 2016 Annual Meeting** of shareholders. Any proposal submitted for the proxy materials will be subject to the rules of the SEC concerning shareholder proposals" (*emphasis added).*

The Company's 2015 proxy statement was released to our shareholders on April 9, 2015, and the 2015 annual meeting was held on May 22, 2015. The 2016 annual meeting is scheduled for May 27, 2016, a date that is within 30 days of the date on which the 2015 annual meeting was held. Therefore, the properly calculated deadline for submission of shareholder proposals for the 2016 annual meeting under Rule 14a-8(e)(2) is December 11, 2015, the date set forth in our 2015 proxy statement.

The Proposal is dated December 29, 2015 and was received by the Company on or about January 4, 2016--well after the December 11, 2015 deadline. As a result, the Company may elect to omit it from the 2016 Proxy Materials.

The Staff has clearly indicated that it supports strict adherence to the deadline for submission of shareholder proposals, even in cases where the proposal is received only a few days late. *See, e.g., Verizon Communications, Inc.* (Jan. 7, 2011) (permitting exclusion of proposal received one day after submission deadline); *U.S. Bancorp* (Jan. 4, 2011) (permitting exclusion of proposal received seven days after submission deadline); and *Pro-Pharmaceuticals, Inc.* (Mar. 18, 2009) (permitting exclusion of proposal received two days after submission deadline).

Further, Rule 14a-8(f) states that a proponent is not entitled to notice of a defect if the defect cannot be remedied, such as where a proposal is submitted after the company's properly determined deadline. Since the Proposal's deficiency cannot be remedied, the Company is not required to notify the Proponent before filing this submission under Rule 14a-8(j).

We respectfully request the Staff's concurrence with the Company's conclusion that the Proposal may be excluded from the 2016 Proxy Materials because the Proposal was not submitted to the Company by the deadline calculated pursuant to Rule 14a-8(e)(2) and included in its 2015 proxy statement.

This request is being submitted in accordance with the requirement, under Rule 14a-8(j)(1), that the Company file its reasons for excluding the Proposal at least 80 days before the Company intends to file its definitive 2016 Proxy Materials, which is scheduled to occur on or about April 13, 2016.

Please feel free to contact the undersigned should the staff have any questions regarding this request.

Sincerely,



Thomas E. Laursen
Executive Vice President and General Counsel

Attachment – Exhibit A – Proposal
cc: Derek D. Schaefer

DEREK D. SCHAEFER
Entertainment Consulting & Asset Management

*** FISMA & OMB Memorandum M-07-16 ***

December 29, 2015

Scott J. McLean, President
Zions Bankcorporation
One So. Main St.
Salt Lake City, UT 84133

NOTICE OF SHAREHOLDER SUBMISSION OF PROPOSAL FOR NEXT ANNUAL MEETING AVAILABLE(May 23, 2016)

Derek D. Schaefer,*** FISMA & OMB Memorandum M-07-16 ***shareholder, submits the following for consideration at the 2016 or subsequent shareholders meeting:

RESOLVED that the Board of Directors take such action as may be necessary to provide that in any of the communities i serves, through any of its various subsidiaries, where its bank is the only bank in the community(which often happens in rural areas), it will not refuses to open a savings or checking account for any business or individial without first having a hearing before some non-court administrative person, a mediator, an arbitrator, a federal or state regulartory official, or someone appointed by the American Arbitration Association.

STATEMENT IN SUPPORT:

The bank, has in October, 2015 refused to open account for former good customer, , or closed existing account, for a million dollar rental business, when it is the only bank within 75 miles available, causing the bank to find itself with large sums and inability to safekeep same; this decision notwithstanding the invitation of the local bank manager(who knows the business) and approval of manager's supervisor in state's largest community. The business post-closing has suffered $3500 cash theft by persons knowing of its involuntary cash resources,and is solving this disaster without involving Zion's bank; the small town having no 7-11 stores and Zion bancorporation's only-bank-in-town being 10 blocks away, many elderly and non-driving tenants being unable to purchase for $10 a cashier's check to pay their rent without finding travel assistance.

The bank is acting irrationally, vindictively, overuling respected longtime bank officials who know the town and the large rental business.

Rejected owners had good relations for some 20 years without incident, sold their business to dishonest operators who abandoned the large property to shareholder and his family, perhaps having a bad rapport with Zion's local branch, Zion will not disclose the nature of the 3 year relationship with abandoning defaulting past owners, and to refuse returning foreclosing ownership its former bank relationship should shock both federal and state regulatory officials and invite litigation to enforce good faith oral contracts with the local manager and the branch supervisor who even offered free check order in recompense for having closed an account just after checks issued for operations.

Zion is cutting off its nose to spite its face, and only the shareholders can speak as to management actions totally inconsistent with Zion's obligation inherent in its charter and it is elevated obligation to assist commerce where it is only bank in town.

This is not a personal business dispute but speaks to a major policy issue as to exercise of arrogance in dealing with rural communities in all its states-served where there is not competition to Zion's facility, and the unwillingness of Zion to support its own officers closer to the scene who know the business and know the ownership(shareholder's family) and want to assist its former local customer, and have opted to SERVE rathern than repudiate its obligations per common sense. The small town branch needs any business's business, in any state, and any business must have a banking relationship in order to survive in challenging small town economy.

Respectfully,



DEREK D. SCHAEFER, of AEG LIVE(Los Angeles)
by his Agent, Power of Attorney, J. Michael Schaefer

cc: Harris Simmons, Chairman
cc: Hon. Oran Hatch, US Senate(R.UT)
Hon. Harry Reid, US Senate(D.NV)
Hon. Crescent Hardy, Congressman, Tonopah, NV. rural town of 2500(one bank)

cc: Dir. of Corporation Finance
Securities and Exchange Commission
Rule 14A8 submission